                                                             FILE NOS. 33-_____
                                                                       811-2143

      As filed with the Securities and Exchange Commission on June 19, 2001
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM N-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]

                         PRE-EFFECTIVE AMENDMENT NO.                        [_]
                        POST-EFFECTIVE AMENDMENT NO.                        [_]

                                    AND/OR
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                             AMENDMENT NO. 29                               [X]
                       (CHECK APPROPRIATE BOX OR BOXES.)

                               ----------------

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U
                          (EXACT NAME OF REGISTRANT)

                      JOHN HANCOCK LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

               INSURANCE AND SEPARATE ACCOUNTS DEPT.--LAW SECTOR
                     JOHN HANCOCK PLACE, BOSTON, MA 02117
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)
       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (617) 572-9196

                          ARNOLD R. BERGMAN, ESQUIRE
                      JOHN HANCOCK LIFE INSURANCE COMPANY
               INSURANCE AND SEPARATE ACCOUNTS DEPT.--LAW SECTOR
                              JOHN HANCOCK PLACE
                               BOSTON, MA 02117
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                           ------------------------

                                   Copy to:
                           THOMAS C. LAUERMAN, ESQ.
                                Foley & Lardner
                              3000 K Street, N.W.
                            Washington, D.C. 20007
                           ------------------------

-------------------------------------------------------------------------------

     Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

     Title and amount of securities being registered: interests under immediate variable annuity contracts.

     The Registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a).

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                        Prospectus dated _______, 200l

        --------------------------------------------------------------
                         SIGNATURE VARIABLE ANNUITY I
        --------------------------------------------------------------

                    an immediate variable annuity contract
                                   issued by
             John Hancock Life Insurance Company ("John Hancock")

     The contract enables you to earn investment-based returns in the following investment options:

--------------------------------------------------------------------------------------------------------------------------------
   Investment Option                              Managed By
   -----------------                              ----------
   Equity Index.................................  SSgA Funds Management, Inc.
   Growth & Income..............................  Independence Investment LLC and Putnam Investment Management LLC
   Large Cap Value..............................  T. Rowe Price Associates, Inc.
   Large Cap Growth.............................  Independence Investment LLC
   Large/Mid Cap Value..........................  Wellington Management Company, LLP
   Mid Cap Growth...............................  Janus Capital Corporation
   Small/Mid Cap CORE(SM).......................  Goldman Sachs Asset Management
   Small/Mid Cap Growth.........................  Wellington Management Company, LLP
   Small Cap Equity.............................  Capital Guardian Trust Company
   Small Cap Growth.............................  John Hancock Advisers, Inc.
   International Equity Index...................  Independence Investment LLC
   International Opportunities..................  T. Rowe Price International, Inc.
   Emerging Markets Equity......................  Morgan Stanley Investment Management Inc.
   Real Estate Equity...........................  Independence Investment LLC and Morgan Stanley Investment Management Inc.
   Managed......................................  Independence Investment LLC and Capital Guardian Trust Company
   Global Balanced..............................  Capital Guardian Trust Company
   Short-Term Bond..............................  Independence Investment LLC
   Bond Index...................................  Mellon Bond Associates, LLP
   Active Bond..................................  John Hancock Advisers, Inc.
   High Yield Bond..............................  Wellington Management Company, LLP
   Global Bond..................................  Capital Guardian Trust Company
   Money Market.................................  Wellington Management Company, LLP
--------------------------------------------------------------------------------------------------------------------------------

     Contracts are not deposits or obligations of, or insured, endorsed, or guaranteed by the U.S. Government, any bank, the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency, entity or person, other than John Hancock. They involve investment risks including the possible loss of principal.

     The investment options shown on page 1 are those available as of the date of this prospectus. We may add, modify or delete investment options in the future. You may use up to four investment options at any one time.

     When you select one or more of these investment options, we invest your money in the corresponding investment option(s) of the John Hancock Variable Series Trust I (the "Series Fund"). In this prospectus, the investment options of the Series Fund are referred to as "funds". In the prospectuses for the Series Fund, the investment options may also be referred to as "funds," "portfolios" or "series."

     The Series Fund is a so-called "series" type mutual fund registered with the Securities and Exchange Commission ("SEC"). The investment results of each investment option you select will depend on those of the corresponding fund of the Series Fund. Each of the funds is separately managed and has its own investment objective and strategies. Attached at the end of this prospectus is a prospectus for the Series Fund. The Series Fund prospectus contains detailed information about each available fund. Be sure to read that prospectus before selecting any of the investment options shown on page 1.












                    John Hancock Annuity Servicing Office
                    -------------------------------------

                 Mail Delivery               Phone: 1-800-732-5543
                 -------------
              529 Main Street (X-4)
              Charlestown, MA 02129            Fax: l-800-886-3048



 *****************************************************************************

     Please note that the SEC has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           GUIDE TO THIS PROSPECTUS

     This prospectus contains information that you should know before you buy a contract or exercise any of your rights under the contract. We have arranged the prospectus in the following way:

       .  The first section contains an "Index of Key Words."

       . Behind the index is the "Fee Table," This section highlights the various fees and expenses you will pay directly or indirectly, if you purchase a contract.

       . The next section is called "Basic Information." It contains basic information about the contract presented in a question and answer format. You should read the Basic Information before reading any other section of the prospectus.

       . Behind the Basic Information is "Additional Information." This section gives more details about the contract. It generally does not repeat information contained in the Basic Information.

     The Series Fund's prospectus is attached at the end of this prospectus. You should save the prospectus for future reference.

--------------------------------------------------------------------------------
                               IMPORTANT NOTICES

This is the prospectus - it is not the contract. The prospectus simplifies many contract provisions to better communicate the contract's essential features. Your rights and obligations under the contract will be determined by the language of the contract itself. On request, we will provide the form of contract for you to review. In any event, when you receive your contract, we suggest you read it promptly.

We've also filed with the SEC a "Statement of Additional Information," dated XXX YY, 2001. This Statement contains detailed information not included in the prospectus. Although a separate document from this prospectus, the Statement of Additional Information has the same legal effect as if it were a part of this prospectus. We will provide you with a free copy of the Statement upon your request. To give you an idea what's in the Statement, we have included a copy of the Statement's table of contents on page 21.

The contract is not available in all states. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is unlawful to make or solicit an offer in that state.
--------------------------------------------------------------------------------

                              INDEX OF KEY WORDS

We define or explain each of the following key words used in this prospectus on the pages shown below;

Key word                                                                                     Page
Annuitant....................................................................................   8
Annuity payment..............................................................................   8
Assumed interest rate........................................................................  10
Contract year................................................................................   8
Date of issue................................................................................   8
Funds........................................................................................   2
Owner........................................................................................   8
Payee........................................................................................   8
Premium payment..............................................................................   8
Pricing date.................................................................................  10
Series Fund..................................................................................   2
Investment options...........................................................................   1

                                   FEE TABLE


     The following fee table shows the various fees and expenses that you will pay, either directly or indirectly, if you purchase a contract. The table does not include charges for premium taxes (which may vary by state).

Annual Contract Expenses (as a % of the average total value of your investment options)

           ------------------------------------------------------
               Mortality and Expense Risk Charge        0.65%
               Administrative Services Charge           0.20%
                                                      -----------
               Total Annual Contract Charge             0.85%
           ------------------------------------------------------

The above charges are the maximum annual contract expenses that we may charge if you purchase the contract. We may charge less from time to time. See our response to the question "To what extent can John Hancock vary the terms and conditions of the contracts?" in the Basic Information section of this prospectus.

Annual Fund Expenses (based on % of average net assets)

     The funds must pay investment management fees and other operating expenses. These fees and expenses are different for each fund and reduce the investment return of each fund. Therefore, they also indirectly reduce the return you will earn on any investment options you select. We may receive payments from a fund or its affiliates at an annual rate of up to approximately 0.35% of the average net assets that holders of our variable life insurance policies and variable annuity contacts have invested in that fund. Any such payments do not, however, result in any charge to you in addition to what is disclosed below.

     The following figures for the funds are based on historical fund expenses, as a percentage (rounded to two decimal places) of each fund's average daily net assets for 2000, except as indicated in the Notes that follow this table. Expenses of the funds are not fixed or specified under the terms of the contracts, and those expenses may vary from year to year.

                                                                                                  --------------
                                                                                                    Total Fund        Total Fund
                                                 Investment   Distribution and  Other Operating      Operating        Operating
                                                 Management       Service        Expenses With    Expenses With    Expenses Absent
Fund Name                                           Fee         (12b-I) Fees     Reimbursement     Reimbursement    Reimbursement
---------                                        ----------   ----------------  ---------------   --------------   ---------------
John Hancock Variable Series
 Trust I:
Equity Index..............................          0.13%           N/A              0.06%             0.19%             0.19%
Growth & Income...........................          0.68%           N/A              0.08%             0.76%             0.76%
Large Cap Value...........................          0.75%           N/A              0.05%             0.80%             0.80%
Large Cap Growth..........................          0.36%           N/A              0.10%             0.46%             0.46%
Large/Mid Cap Value.......................          0.95%           N/A              0.10%             1.05%             1.36%
Mid Cap Growth............................          0.81%           N/A              0.04%             0.85%             0.85%
Small/Mid Cap CORE(SM)....................          0.80%           N/A              0.10%             0.9O%             1.23%
Small/Mid Cap Growth......................          0.75%           N/A              0.10%             0.85%             0.85%
Small Cap Equity*.........................          0.90%           N/A              0.10%             1.00%             1.03%
Small Cap Growth..........................          0.75%           N/A              0.07%             0.82%             0.82%
International Equity Index................          0.18%           N/A              0.10%             0.28%             0.37%
International Opportunities...............          0.83%           N/A              0.10%             0.93%             1.09%
Emerging Markets Equity...................          1.22%           N/A              0.10%             1.32%             2.49%
Real Estate Equity........................          1.01%           N/A              0.09%             1.10%             1.10%
Managed...................................          0.66%           N/A              0.09%             0.75%             0.75%
Global Balanced...........................          1.05%           N/A              0.10%             1.15%             1.44%
Short-Term Bond...........................          0.30%           N/A              0.06%             0.36%             0.36%
Bond Index................................          0.15%           N/A              0.10%             0.25%             0.27%
Active Bond...............................          0.62%           N/A              0.10%             0.72%             0.74%
High Yield Bond...........................          0.65%           N/A              0.10%             0.75%             0.87%
Global Bond...............................          0.85%           N/A              0.10%             0.95%             1.05%
Money Market..............................          0.25%           N/A              0.04%             0.29%             0.29%
                                                                                                  --------------

Notes to Annual Fund Expenses

     Under its current investment management agreements with the John Hancock Variable Series Trust I, John Hancock Life Insurance Company reimburses a fund when the fund's "other fund expenses" exceed 0.10% of the fund's average daily net assets (0.00% for Equity Index). Percentages shown for the Growth & Income, Small Cap Equity, Real Estate Equity, Managed, Global Balanced, Active Bond and Global Bond funds are calculated as if the current management fee schedules, which apply to these funds effective November 1, 2000, were in effect for all of 2000. Percentages shown for the Large Cap Value fund are calculated as if the current management fee schedule, which is effective May 1, 2001, was in effect for all of 2000. "CORE(SM)" is a service mark of Goldman, Sachs & Co.

  *  Small Cap Equity was formerly "Small Cap Value."

Examples

     The following examples illustrate the current expenses you would pay, directly or indirectly, on a $1,000 investment allocated to one of the investment options, assuming a 5% annual return on assets. These examples do not include any applicable premium taxes. The examples should not be considered representations of past or future expenses; actual charges may be greater or less than those shown above. The examples assume fund expenses at rates set forth above for 2000, after reimbursements.

     Assuming that you receive annuity payments for the entire period shown, you would pay:

     -----------------------------------------------------------------------------------------------
     Single Premium Immediate Contract
     -----------------------------------------------------------------------------------------------
                                             1 Year         3 Years        5 Years        10 Years
     -----------------------------------------------------------------------------------------------
     Equity Index                             $ 11           $ 33          $ 57            $127
     -----------------------------------------------------------------------------------------------
     Growth & Income                          $ 16           $ 51          $ 88            $191
     -----------------------------------------------------------------------------------------------
     Large Cap Value                          $ 17           $ 52          $ 90            $195
     -----------------------------------------------------------------------------------------------
     Large Cap Growth                         $ 13           $ 42          $ 72            $158
     -----------------------------------------------------------------------------------------------
     Large/Mid Cap Value                      $ 19           $ 60          $103            $222
     -----------------------------------------------------------------------------------------------
     Mid Cap Growth                           $ 17           $ 54          $ 92            $201
     -----------------------------------------------------------------------------------------------
     Small/Mid Cap CORE(SM)                   $ 18           $ 55          $ 95            $206
     -----------------------------------------------------------------------------------------------
     Small/Mid Cap Growth                     $ 17           $ 54          $ 92            $201
     -----------------------------------------------------------------------------------------------
     Small Cap Equity                         $ 19           $ 58          $100            $217
     -----------------------------------------------------------------------------------------------
     Small Cap Growth                         $ 17           $ 53          $ 91            $198
     -----------------------------------------------------------------------------------------------
     International Equity Index               $ 12           $ 36          $ 62            $137
     -----------------------------------------------------------------------------------------------
     International Opportunities              $ 18           $ 56          $ 96            $209
     -----------------------------------------------------------------------------------------------
     Emerging Markets Equity                  $ 22           $ 68          $116            $250
     -----------------------------------------------------------------------------------------------
     Real Estate Equity                       $ 20           $ 61          $105            $227
     -----------------------------------------------------------------------------------------------
     Managed                                  $ 16           $ 50          $ 87            $190
     -----------------------------------------------------------------------------------------------
     Global Balanced                          $ 20           $ 63          $108            $233
     -----------------------------------------------------------------------------------------------
     Short-Term Bond                          $ 12           $ 38          $ 66            $147
     -----------------------------------------------------------------------------------------------
     Bond Index                               $ 11           $ 35          $ 61            $134
     -----------------------------------------------------------------------------------------------
     Active Bond                              $ 16           $ 50          $ 86            $187
     -----------------------------------------------------------------------------------------------
     High Yield Bond                          $ 16           $ 50          $ 87            $190
     -----------------------------------------------------------------------------------------------
     Global Bond                              $ 18           $ 57          $ 97            $212
     -----------------------------------------------------------------------------------------------
     Money Market                             $ 12           $ 36          $ 63            $139
     -----------------------------------------------------------------------------------------------

                               BASIC INFORMATION

     This "Basic Information" section provides answers to commonly asked questions about the contract. Here are the page numbers where the questions and answers appear:

     Question                                                                        Starting on page
     --------                                                                        ----------------
What is the contract?...............................................................        8

Who owns the contract?..............................................................        8

Who is the annuitant? Who is the payee?.............................................        8

How can I buy a contract?...........................................................        8

How will the value of my annuity payment change over time?..........................        9

What annuity benefits does the contract provide?....................................       10

What are the tax consequences of owning a contract?.................................       12

To what extent can John Hancock vary the terms and conditions of the contracts?.....       13

How can I change my selected investment options?....................................       13

What fees and charges will be deducted from my contract?............................       14

What happens if the annuitant dies?.................................................       14

Can I return my contract?...........................................................       14

What is the contract?

     The contract is a single premium immediate variable annuity contract. An "annuity contract" provides a person with a series of periodic payments, and each of these payments is called an annuity payment. Under a "variable" annuity contract, the amount of each annuity payment will increase or decrease based upon the value of the investment options you have chosen.

     This is an "immediate" variable annuity contract because we start making annuity payments on the last business day of the month that coincides with your contract's date of issue. (If your contract's date of issue is the last business day of a month, however, we start making annuity payments on the first business day of the following month.) The date of issue is the later of (a) the date we approve your application and (b) the date we receive your single premium. By "single premium," we mean that you pay only one lump sum to purchase the contract.

     We measure the years and anniversaries of your contract from its date of issue. We use the term "contract year" to refer to each period of time between anniversaries of your contract's date of issue.

Who owns the contract?

     We designed this contract primarily for purchase by, or on behalf of, individuals who qualify for a distribution from their retirement plans. Unless the contract provides otherwise, each such individual is the owner of the contract and can exercise the rights under the contract, such as the right to choose the investment options. In writing this prospectus, we've assumed that you, the reader, are the person entitled to exercise the rights and obligations under discussion.

Who is the annuitant? Who is the payee?

     The annuitant is the person upon whose death the contract's death benefit, if any, becomes payable. The payee is the person who receives annuity payments from us. Unless the contract provides otherwise, you are both the annuitant and payee.

How can I buy a contract?

Premium payment

     We call the investment you make in your contract the premium or premium payment. You need at least $50,000 to purchase a contract.

Applying for a contract

     An authorized representative of the broker-dealer through whom you purchase your contact will assist you in (1) completing an application for a contract and
(2) transmitting it, along with your premium payment, to the John Hancock Annuity Servicing Office.

     Once we receive your premium and all necessary information, we will issue your contract and invest your initial premium payment within two business days. If the information is not in good order, we will contact you to get the necessary information. If, for some reason, we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information.

     We will not issue a contract if you are age 85 or older. We may waive this limit, however.

Ways to make premium payment

     Premium payments made by check or money order should be:

  .  drawn on a U.S. bank,

  .  drawn in U.S. dollars, and

  .  made payable to "John Hancock."

     We will not accept credit card cheeks. Nor will we accept starter or third party checks that fail to meet our administrative requirements.

     We will also accept premium payments by wire. You can find information about wire payments under "Premium payments by wire," below.

     In certain circumstances, we will also accept your premium payment by exchange from another insurance company. You can find information about other methods of premium payment by contacting your John Hancock representative or by contacting the John Hancock Annuity Servicing Office.

Premium payments by wire

     If you purchase your contract through a broker-dealer firm or financial institution, you may transmit your premium payment by wire order. Your wire orders must include information necessary to allocate the premium payment among your selected investment options.

     If your wire order is complete, we will invest the premium payment in your selected investment options as of the day we receive the wire order. If the wire order is incomplete, we may hold your premium payment for up to 5 business days while attempting to obtain the missing information. If we can't obtain the information within 5 business days, we will immediately return your premium payment, unless you tell us to hold the premium payment for 5 more days pending completion of the application. Nevertheless, until we receive and accept a properly completed and signed application, we will not:

  .  issue a contract;

  .  accept the premium payment; or

  .  allow other transactions.

     Information about our bank, our account number, and the ABA routing number may be obtained from the John Hancock Annuity Servicing Office. Banks may charge a fee for wire services.

How will the value of my annuity payment change over time?

     We use a measuring device called an "annuity unit" to help us compute the amount of each annuity payment from each of your selected investment options. Each investment option has its own annuity unit, with its own annuity unit value, for each "assumed interest rate." (We discuss "assumed interest rate" on the next page.)

     The number of annuity units used to compute your annuity payment from an investment option normally doesn't change while you receive annuity payments, unless you make a transfer from one investment option to another. Our initial determination of the number of annuity units for your contract uses an "annuity purchase rate" for the annuity payment option under which your annuity payments will be made. We discuss annuity purchase rates in more detail in response to the question "What annuity benefits does a contract provide?" below. We describe how we determine the number of annuity units in more detail in the Statement of Additional Information.

     The amount of each annuity payment normally will change based on the number of the contract's annuity units in an investment option times the value of one such unit as of the "pricing date" (explained below) for each annuity payment. Here's how it works:

 . we calculate the actual net investment return of the investment option (after deducting all charges) during the period between the "pricing date" used for determining the immediately previous annuity payment and the "pricing date" used for determining the current annuity payment. For your first annuity payment, however, we use the period between your contract's date of issue and its first "pricing date."

 . if that actual net investment return exceeds the "assumed interest rate" (explained below), the current payment will be larger than the previous one

 . if the actual net investment return is less than the assumed interest rate, the current payment will be smaller than the previous one.

If you change any investment options between pricing dates, we will calculate the actual net investment return of the existing investment option(s) up to the date of the transfer, and the actual net investment return of the new investment option(s) from the date of the transfer to the second pricing date.

          Pricing date

     We use the term pricing date to refer to the business day on which we determine the amount of an annuity payment. The pricing date for the first annuity payment is generally the second to last business day of the month in which we issue your annuity contract. The pricing date for each annuity payment after that, unless we approve otherwise, is the second to last business day of the month in which the annuity payment is scheduled.

          Assumed interest rate

     The assumed interest rate is 3 1/2% per year, unless you elect an assumed interest rate of 5% on your application (provided the higher rate is available in your state). If you select the higher assumed interest rate, your initial annuity payment will also be higher. Eventually, however, the annuity payments may be smaller than if you had elected the lower assumed interest rate.

What annuity benefits does a contract provide?

Annuity payment options

     You select the annuity payment option in your application for the contract from among the following:

          Life Annuity/No Refund

     Under this annuity payment option, annuity payments are made to you during your lifetime. No further annuity payments are due after your date of death.

          Life Income with Payments Guaranteed for 5, 10, or 20 Contract Years

     Under this annuity payment option, annuity payments are made to you during your lifetime. If your date of death is within the selected guaranteed period, we will continue to make annuity payments to your designated beneficiary for the balance of that guaranteed period. Annuity payments to the beneficiary will be variable in amount, based on the then current value of the selected investment options, and the beneficiary will be able to change investment options during this period. If there is no surviving beneficiary at the time of your death, annuity payments will be made to your estate.

          Contingent Annuitant with continuance of 50%, 66 2/3%, 75%, or 100%

     Under this annuity payment option, annuity payments are made to you during your lifetime. After your date of death, we will continue to make annuity payments to your designated Contingent Annuitant for the remainder of the Contingent Annuitant's lifetime, If you elect a "continuance" rate of less than 100%, we will reduce the number of annuity units used to calculate these payments from each investment option that was selected and in effect immediately prior to your date of death. Annuity payments to the Contingent Annuitant will be variable in amount, based on the then current value of the selected investment options, and the Contingent Annuitant will be able to change investment options during this period. No payments are made to the Contingent Annuitant, however, if he or she predeceases you.

Frequency of annuity payments

     On your application, you select how frequently you want to receive annuity payments. You may schedule annuity payments to be paid on a monthly, quarterly, semi-annual or annual basis. The first annuity payment is generally made on the last business date of the month in which we issue your policy. After that, unless we approve otherwise, annuity payments are paid to you:

 .   on the last business day of every month for monthly annuity payments,

 . on the last business day of every 3/rd/ month for quarterly annuity payments,

 . on the last business day of every 6/th/ month for semi-annual annuity payments, or

 .   on the last business day of every 12/th/ month for annual annuity payments.

     Your selection will affect the number of annuity units we will use to determine the amount of your annuity payments. In general, we will use fewer annuity units over a 12 month period for an investment option if your select less frequent annuity payments.

Annuity purchase rates

     Your selections will affect the number of annuity units that we will use to determine the amount of your annuity payments. This is because, in most cases, annuity purchase rates vary by the age and gender of the annuitant, the selected annuity option, the selected frequency of annuity payments and the assumed interest rate. As a result, you will generally receive a lower annuity payment if you buy the contract at a younger age than you would if you bought the contract at a higher age. Similarly, because the rates differ by gender, annuity payments to a female will generally be lower (5% to 15%) than for males.

     We provide a more detailed explanation about the way we use annuity purchase rates to determine annuity units and annuity payment amounts in the Statement of Additional Information. In general, a higher annuity purchase rate will result in a higher number of annuity units for the same investment option.

     For example, assume you are aged 65 and want to purchase a monthly annuity in the form of a life annuity/ no refund or in the form of a life income with annuity payments guaranteed for a selected period. For a male, the rates range from:

 . $5.84 for a lift annuity/no refund and a 3.5% assumed interest rate ($6.74 for a 5.0% assumed interest rate where available), to

 . $5.79 for a life income with guaranteed period of 5 years and a 3.5% assumed interest rate ($6.68 for a 5.0% assumed interest rate where available), to

 . $5.63 for a life income with guaranteed period of 10 years and a 3.5% assumed interest rate ($6.49 for a 5.0% assumed interest rate where available), to

 . $5.05 for a life income with guaranteed period of 20 years and a 3.5% assumed interest rate ($5.87 for a 5.0% assumed interest rate where available).

For a female, the rates range from:

 . $5.28 for a life annuity/no refund and a 3.5% assumed interest rate ($6.17 for a 5.0% assumed interest rate where available), to

 . $5.25 for a life income with guaranteed period of 5 years and a 3.5% assumed interest rate ($6.13 for a 5.0% assumed interest rate where available), to

 . $5.17 for a life income with guaranteed period of 10 years and a 3.5% assumed interest rate ($6.04 for a 5.0% assumed interest rate where available), to

 . $4.84 for a life income with guaranteed period of 20 years and a 3.5% assumed interest rate ($5.68 for a 5.0% assumed interest rate where available).

     You can find information about our current annuity purchase rates by contacting your John Hancock representative or by contacting the John Hancock Annuity Servicing office.

No changes permitted

     After your contract is issued, under our current administrative procedures we will not permit you:

 .   to change your selected annuity payment option,

 .   to change your selected frequency of annuity payments,

 . to change the selected guaranteed period under a Life Income with Payments Guaranteed for 5, 10 or 20 Years annuity payment option,

 . to change the designated Contingent Annuitant under a Contingent Annuitant with continuance of 50%, 66 2/3%, 75% or 100% annuity payment option, nor

 . to change the selected continuance rate under a Contingent Annuitant with continuance of 5O%, 66 2/3%, 75% or 100% annuity payment option.

You should exercise care in selecting your annuity payment option choices.

What are the tax consequences of owning a contract?

     If your contract is purchased with an "eligible rollover distribution" from a tax qualified retirement plan, we will issue your contract to qualify as an "IRA." Under current tax rules, federal income tax is not payable on the purchase transaction. You will be subject to income tax, however, on the full amount of each annuity payment.

     If your contract is not purchased with an "eligible rollover distribution," there may be income tax payable on any distribution used to pay for the contract. In addition, you may be able to exclude a portion of each annuity payment from income tax.

     Special rules apply with respect to contracts purchased as a result of a roll-over from another "IRA."

     We discuss tax withholding on annuity payments to you, as well as the terms "eligible rollover distribution" and "IRA" in the Tax Information section beginning on page 18.

To what extent can John Hancock vary the terms and conditions of the contracts?

State law insurance requirements

     Insurance laws and regulations apply to us in every state in which our contracts are sold. As a result, various terms and conditions of your contract may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your contract or in endorsements attached to your contract.

Variations in charges or rates

     We may vary the charges and other terms of our contracts where special circumstances result in sales or administrative expenses; mortality risks or other risks that are different from those normally associated with the contracts. These include the types of variations discussed under "Certain changes" in the Additional Information section of this prospectus.

     We may also change our annuity purchase rates from time to time for contracts purchased on or after the date of the change.

How can I change my selected investment options?

Initial investment options

     When you apply for your contract, you specify the initial investment options that will be used to determine your annuity payments. You may use as many as 4 investment options at any one time.

Changing investment options

     Up to 4 times during each year of your contract, you may transfer, free of charge, all or part of the assets held in one investment option to any other investment option. Currently, we impose no charge for transfers of more than 4 per contract year. However, we reserve the right to impose a charge of up to $25 on any transfers in excess of the 4 free transfers or to prohibit any such transfers altogether. If we do impose a charge, we will deduct it from your next annuity payment.

     You may not

 . make any transfer that would cause you to exceed the maximum of 4 investment options selected at one time, or

 . make any transfer over the life of the contract that would result in more than 99 investment options having been used.

This restriction on transfers will also apply to your designated beneficiary or Contingent Annuitant.

Procedure for changing investment options

     You may request a transfer in writing or, if you have authorized telephone transfers, by telephone or fax. All transfer requests should be directed to the John Hancock Annuity Servicing Office at the address shown on page 2.

     Your request should include

 .   your name,

 .   your daytime telephone number,

 .   the contract number,

 .   the names of the investment options being transferred to and from each, and

 .   the percent to be transferred from each.

The request becomes effective on the day following our receipt of your request, in proper form, at the John Hancock Annuity Servicing Office.

Telephone requests

     Once you have completed a written authorization, you may request a change of investment options by telephone or by fax. If the fax request option becomes unavailable, another means of telecommunication will be substituted.

     If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, recording calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

What fees and charges will be deducted from my contract?

Mortality and expense risk charge

     We deduct a daily charge that compensates us primarily for mortality and expense risks that we assume under the contracts. On an annual basis, the maximum charge equals .65% of the value of the assets we have allocated to the investment options that support your variable annuity payments. We may charge you less.

     In return for mortality risk charge, we assume the risk that annuitants as a class will live longer than expected, requiring us to a pay greater number of annuity payments. In return for the expense risk charge, we assume the risk that our expenses relating to the contracts may be higher than we expected when we set the level of the contracts' other fees and charges, or that our revenues from such other sources will be less. We may charge you less.

Administrative services charge

     We deduct a daily charge for administrative and clerical services that the contracts require us to provide. On an annual basis, the maximum charge equals 0.20% of the value of the assets you have allocated to the Investment options. We may charge you less.

Premium taxes

     We make deductions for any applicable taxes based on the amount of a premium payment. This is usually called a "premium tax." Currently, certain local jurisdictions assess a premium tax of up to 5% of each premium payment.

What happens if the annuitant dies?

     If the annuitant dies before we have made the first annuity payment, we will return the premium and the contract will be void.

     If the annuitant dies after we have made the first annuity payment, we may make additional annuity payments depending on the annuity payment option selected. We describe the annuity options above, in response to the question "What annuity benefits does a contract provide?"

Can I return my contract?

     In most cases, you have the right to cancel your contract within 10 days (or longer in some states) after you receive it. To cancel your contract, simply deliver or mail it to:

       .  the address shown on page 2, or

       .  the John Hancock representative who delivered the contract to you.

     In most states, you will receive a refund equal to the total value of your contract on the date of cancellation, increased by any charges for premium taxes deducted by us to that date. In some states, or if your contract was issued as an "IRA," you will receive a refund of the premium you have paid, less any payments we have made. The date of cancellation will be the date we receive the contract.

     Immediate annuity contracts cannot be surrendered for value after the right to cancel period ends, nor do we permit annuity payments to be accelerated or changed in any manner.

                            ADDITIONAL INFORMATION

     This section of the prospectus provides additional information that is not contained in the Basic Information section.

     Contents of this section                                                                  Starting on page
     Description of John Hancock...............................................................       17
     Who should purchase a contract............................................................       17
     How we support the investment options.....................................................       17
     Investment option valuation procedures....................................................       17
     Assignment, change of ownership or beneficiaries..........................................       17
     Tax information...........................................................................       18
     Performance information...................................................................       19
     Reports...................................................................................       20
     Voting privileges.........................................................................       20
     Certain changes...........................................................................       20
     Distribution of contracts.................................................................       20
     Experts...................................................................................       21
     Registration statement....................................................................       21
     Appendix - Illustrative annuity payment tables............................................       22

Description of John Hancock

     We are John Hancock, a stock life insurance company that was organized in 1862 under the laws of the Commonwealth of Massachusetts. On February 1, 2000, we converted to a stock company by "demutualizing" and changed our name from "John Hancock Mutual Life Insurance Company". As part of the demutualization process, we became a subsidiary of John Hancock Financial Services, Inc., a newly-formed publicly-traded corporation. Our home office is located at 200 Clarendon Street, Boston, Massachusetts 02117. We have authority to transact business in all 50 states. As of December 31, 2000, we had approximately $88 billion of assets.

Who should purchase a contract?

     We designed the contract primarily for individuals who are about to start receiving their retirement benefits. The contracts may be purchased with distributions from plans and trusts that qualify for special tax treatment under the Internal Revenue Code of 1986 (the "Code"), such as:

 .  pension or profit-sharing plans qualified under section 401(a) of the Code;

 . annuity purchase plans adopted under Section 403(b) of the Code by public school systems and certain other tax-exempt organizations;

 . traditional individual retirement account plans or traditional individual retirement annuity plans (Together, "IRAs" or "additional IRAs") satisfying the requirements of Section 408 of the Code;

 .  SIMPLE IRA plans adopted under Section 408(p) of the Code; and

 . Simplified Employee Pension plans ("SEPs") adopted under Section 408(k) of the Code.

     When a contract is issued with distributions from a tax-qualified plan it becomes subject to special tax law requirements. Also, in some cases, certain requirements under "ERISA" (the Employee Retirement Income Security Act of
1974) may apply. Requirements from any of these sources may, in effect, take precedence over (and in that sense modify) the rights and privileges that an owner otherwise would have under a contract. (Some such requirements may also apply to certain retirement plans that are not tax-qualified.)

     We may include certain requirements from the above sources in endorsements or riders to the affected contracts. In other cases, we do not. In no event, however, do we undertake to assure a contract's compliance with all plan, tax law, and ERISA requirements applicable to your retirement plan. Therefore, if you use or plan to use a contract in connection with such a plan, you must consult with competent legal and tax advisers to ensure that you know of (and comply with) all such requirements that apply in your circumstances.

     The contract may be also be purchased with amounts from other sources, including distributions from plans and trusts that do not qualify for special tax treatment under the Code. We provide general federal income tax information for contracts not purchased with distributions from a tax qualified retirement plan beginning on page 19.

     The annuity purchase rates under this contract are on a gender distinct basis.

How we support the investment options

     We hold the fund shares that support our investment options in John Hancock Variable Annuity Account U (the "Account"), a separate account established by John Hancock under Massachusetts law. The Account is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act").

     The Account's assets, including the Series Fund's shares, belong to John Hancock. Each contract provides that amounts we hold in the Account pursuant to the contracts cannot be reached by any other persons who may have claims against us.

     All of John Hancock's general assets also support John Hancock's obligations under the contracts, as well as all of its other obligations and liabilities. These general assets consist of all John Hancock's assets that are not held in the Account (or in another separate account) under variable annuity or variable life insurance contracts that give their owners a preferred claim on those assets.

Investment option valuation procedures

     We compute the net investment return and annuity unit values for each investment option as of the end of each business day. A business day is any day on which the New York Stock Exchange is open for regular trading. Each business day ends at the close of regular trading for the day on that exchange. Usually this is 4:00 p.m., Eastern time. On any date other than a business day, the accumulation unit value or annuity unit value will be the same as the value at the close of the next following business day.

Assignment, change of ownership or beneficiaries

     The contracts cannot be sold, assigned, discounted, or pledged as collateral. You cannot change the owner of the contract during your lifetime.

    Upon your death:

 . under the Life Income with 5, 10, or 20 Years Guaranteed annuity payment option, the beneficiary becomes the owner for the remainder of the selected guaranteed period, and

 . under the Contingent Annuitant with continuance of 50%, 66 2/3%, 75%, or 100%, the Contingent Annuitant, if then living, becomes the owner for the remainder of his or her lifetime.

     If you have selected the Life Income with 5, 10, or 20 Years Guaranteed annuity payment option, you may change the beneficiary by written notice. Changes of beneficiary will take effect when we receive them, whether or not you are then alive. However, these changes are subject to certain other conditions.

Tax information

Our income taxes

     We are taxed as a life insurance company under the Internal Revenue Code (the "Code"). The Account is taxed as part of our operations and is not taxed separately.

     The contracts permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the contracts or the Account. Currently, we do not anticipate making a charge for such taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

Contracts purchased with distributions from a tax qualified plan

          Eligible rollover distributions

     If your contract is purchased with an "eligible rollover distribution" from a tax qualified retirement plan, it will be issued to qualify as a traditional individual retirement annuity plan.

     Generally, an eligible rollover distribution is any distribution to an employee of all or a portion of the balance to the credit of the employee in a qualified retirement plan. An eligible rollover distribution does not include a distribution which is part of a series of substantially equal periodic payments, a required distribution or a hardship distribution. Under current tax rules, an eligible rollover distribution may not include any amounts derived from a non-
                                   ---
tax deductible employee contribution.

     For purposes of the rollover rules, an eligible retirement plan includes pension or profit-sharing plans qualified under section 401(a) of the Code; annuity purchase plans adopted under Section 403(b) of the Code by public school systems and certain other tax-exempt organizations; traditional IRAs;

SIMPLE IRA plans adopted under Section 408(p) of the Code; and SEPS. An amount may be rolled over from (1) a traditional IRA to another traditional IRA; (2) any tax qualified plan to a traditional IRA; and (3) a section 403(b) tax-sheltered annuity to a traditional IRA or to another tax-sheltered 403(b) annuity.

     The tax laws require an eligible rollover distribution that is received by an employee to be "rolled over" to a successor tax qualified retirement plan within 60 days. If it is not rolled over within this time period, the plan participant may be subject to immediate taxation on the entire distribution.

          Withholding on rollover distributions

     The tax law requires tax qualified retirement plans to withhold 20% from an eligible rollover distribution paid to a plan participant that is "rolled over" to another tax qualified retirement plan within 60 days. Your retirement plan does not have to make the withholding, however, if you request your plan administrator to pay your rollover distribution directly to a successor tax qualified retirement plan. Otherwise, the 20% mandatory withholding will reduce the amount you can rollover to the new plan, unless you add funds to the rollover from other sources. Consult a qualified tax adviser before taking such a distribution.

We have no responsibility determining whether a particular retirement plan or a particular distribution qualifies, respectively, as a "qualified retirement plan" or as an "eligible rollover distribution" for purposes of applying the rollover rules.

          Annuity payments from traditional IRAs

     Annuity payments from contracts issued as traditional IRAS are generally subject to income tax in the year received at ordinary income tax rates. The contracts are not designed to qualify as "Roth IRAs," which are subject to different tax rules.

          Other annuity payments

     If your contract is purchased with a distribution from a tax qualified retirement plan that does not qualify as an "eligible rollover distribution," your annuity payments will generally be taxed as if the contract was not purchased with a distribution from a tax qualified plan. We provide general information on such contracts in the next section.

Contracts not purchased with distributions from a tax qualified plan

     If your contract is purchased with amounts from a non-tax qualified deferred compensation plan, or with amounts that are not part of an eligible rollover distribution from an eligible retirement plan, we generally will not issue the contract to qualify as an IRA. We require your employer to be responsible for any tax withholding and reporting on the purchase transaction.

          Undistributed gains

     We believe the contracts will be considered annuity contracts under Section 72 of the Code. This means that, ordinarily, you pay no federal income tax on any gains in the investment options until we actually make an annuity payment.

          Annuity payments

     Each annuity payment will result in taxable ordinary income to the payee, to the extent that each such payment exceeds an allocable portion of your "investment in the contract" (as defined in the Code). In general, your "investment in the contract" equals the premium paid reduced by any amounts previously distributed from the contract that were not subject to tax.

     The Code prescribes the allocable portion of each such annuity payment to be excluded from income according to a formula. The formula seeks to allocate an appropriate amount of the investment in the contract to each payment. After the entire "investment in the contract" has been distributed, any remaining payment is fully taxable.

          Diversification requirements

     Each of the funds of the Series Fund intends to qualify as a regulated investment company under Subchapter M of the Code and meet the investment diversification tests of Section 817(h) of the Code and the underlying regulations. Failure to do so could result in current taxation to you on gains in your contract for the year in which such failure occurred and thereafter.

     The Treasury Department or the Internal Revenue Service may, at some future time, issue a ruling or regulation presenting situations in which it will deem contract owners to exercise "investor control" over the Fund shares that are attributable to their contracts. The Treasury Department has said informally that this could limit the number or frequency of transfers among Investment options. This could cause you to be taxed as if you were the direct owner of your allocable portion of fund shares. We reserve the right to amend the contracts or the choice of investment options to avoid, if possible, current taxation to the owners.

See your own tax adviser

     The above description of Federal income tax consequences under the contracts is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing tax-qualified plans are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information, you should consult a qualified tax adviser.

Performance information

     We may advertise performance information about hypothetical annuity payments for some or all of the investment options. We refer to this information as "Account level" performance. In our Account level advertisements, we usually calculate performance information for 1, 5, and 10 year periods or since the date the applicable fund (or its predecessor) was first used in the Account as an investment option.

     Performance information at the Account level may include the percentage change between

 . the value of a hypothetical variable annuity payment for an investment option at the beginning of the relevant period, and

 . the value of a hypothetical variable annuity payment for an investment option at the end of the relevant period.

Both calculations are based on the same premium, annuity payment option, frequency of payment and age and sex of the annuitant (and Contingent Annuitant, if applicable) on the contract's date of issue.

     At the Account level, performance information reflects adjustments for the mortality and expense risk charges. The performance information does not, however, reflect any premium tax charges.

     Performance information at the Account level will be lower than that total return at the Series Fund level where comparable charges are not deducted. See more regarding the John Hancock Variable Series Trust I (the "Series Fund") on page 2.

     We may also advertise illustrative periodic annuity payments that would have resulted under a hypothetical contract described in this prospectus. These illustrations assume that the contracts were offered at the commencement of the period shown, and the values and annuity payments had been based exclusively upon the investment experience of the specified investment option, assuming investment by each investment option in the corresponding fund of the Series Fund and its predecessors during the periods shown.

Reports

     At least annually, we will send you a report giving you the financial statements of the Series Fund.

Voting privileges

     At meetings of the Series Fund's shareholders, we will generally vote all of the shares of each fund that we hold in the Account in accordance with instructions we receive from the owners of contracts that participate in the corresponding investment option.

Certain changes

Changes to the Account

     We reserve the right, subject to applicable law, including any required shareholder approval,

 . to transfer assets that we determine to be your assets from the Account to another separate account or investment option by withdrawing the same percentage of each investment in the Account with proper adjustments to avoid odd lots and fractions,

 .  to add or delete variable investment options, funds, or other series funds,

 .  to change the underlying investment vehicles,

 .  to operate the Account in any form permitted by law, and

 . to terminate the Account's registration under the 1940 Act, if such registration should no longer be legally required.

     Unless otherwise required under applicable laws and regulations, notice to or approval of owners will not be necessary for us to make such changes.

Variations in charges or rates for eligible classes

     We may allow a reduction in or the elimination of any contract charges. The affected contracts would involve sales to groups or classes of individuals under special circumstances that we expect to result in a reduction in our expenses associated with the sale or maintenance of the contracts, or that we expect to result in mortality or other risks that are different from those normally associated with the contracts.

     The entitlement to such variation in charges or rates will be determined by us based upon such factors as the following:

 .  the size of the initial premium payment,

 .  the size of the group or class,

 . the total amount of premium payments expected to be received from the group or class and the manner in which the premium payments are remitted,

 . the nature of the group or class for which the contracts are being purchased and the persistency expected from that group or class as well as the mortality or morbidity risks associated with that group or class;

 . the purpose for which the contracts are being purchased and whether that purpose makes it likely that the costs and expenses will be reduced, or

 . the level of commissions paid to selling broker-dealers or certain financial institutions with respect to contracts within the same group or class.

     We will make any reduction in charges or increase in initial guarantee rates according to our rules in effect at the time an application for a contract is approved. We reserve the right to change these rules from time to time. Any variation in charges or rates will reflect differences in costs and services, will apply uniformly to all prospective contract purchasers in the group or class, and will not be unfairly discriminatory to the interests of any owner. Any variation in charges or fees will reflect differences in costs and services, will apply uniformly to all prospective contract purchasers in the group or class, and will not be unfairly discriminatory to the interests of any owner.

Distribution of contracts

     Signator Investors, Inc. ("Signator"), formerly John Hancock Distributors, Inc., acts as principal distributor of the contracts sold through this prospectus. Signator is registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Its address is John Hancock Place, Boston, Massachusetts 02117. Signator is a subsidiary of John Hancock.

     You can purchase this contract only through Signator's registered representatives or through representatives who are designated by John Hancock Life Insurance Company to sell this contract and who are authorized by applicable law to sell variable annuity products. We do not expect commissions or other direct compensation be paid to Signator sales representatives for the sale of this contract. We offer these contracts on a continuous basis, but neither John Hancock or Signator is obligated to sell any particular amount of contracts.

Experts

     Ernst & Young LLP, independent auditors, have audited the financial statements of John Hancock Life Insurance Company and the Account that appear in the Statement of Additional Information, which also is a part of the registration statement that contains this prospectus. Those financial statements are included in the registration statement in reliance upon Ernst & Young's reports given upon the firm's authority as experts in accounting and auditing.

Registration statement

     This prospectus omits certain information contained in the registration statement that we filed with the SEC. You can get more details from the SEC upon payment of prescribed fees or through the SEC's internet web site (www.sec.gov).

     Among other things, the registration statement contains a "Statement of Additional Information" that we will send you without charge upon request. The Table of Contents of the Statement of Additional Information lists the following subjects that it covers:

                                                                page of SAI
Distribution...................................................           2
Calculation of Performance Data................................           2
Other Performance Information..................................           2
Calculation of Annuity Payments................................           3
Purchases and Redemptions of Fund Shares.......................           7
The Account....................................................           7
Delay of Certain Payments......................................           8
Liability for Telephone Transfers..............................           8
Voting Privileges..............................................           8
Financial Statements...........................................          10

                APPENDIX - ILLUSTRATIVE ANNUITY PAYMENT TABLES

     The following tables present illustrative periodic annuity payments that would have resulted under a contract described in this prospectus. The tables assume that the contracts were offered at the beginning of the first year shown, and the values and annuity payments had been based exclusively upon the investment experience of the specified investment option, assuming investment by each investment option in the corresponding fund of the Series Fund and its predecessors during the periods shown. We have not illustrated the other investment options because of the limited time that they have been available. The contracts described in this prospectus were first offered on the date of this prospectus.

     For the year ended December 31, 1986, we have calculated the values based upon the actual investment results of the three corresponding variable life insurance managed separate accounts which were the predecessors to the Growth & Income, Active Bond, and Money Market funds, as if the fund had been in existence prior to March 28, 1986, the date of its reorganization.

     In the tables, we assume

          . your first annuity payment from an investment option, for January of the first year shown for that investment option, was $100,

          . charges have been assessed at annual rate of 0.85% for mortality and expense risks and administrative services, and

          . actual investment management fees and other fund expenses for the periods illustrated have also been assessed.

Absent expense reimbursements by John Hancock to certain of the funds for some periods, the values illustrated would have been lower.

What the tables illustrate

     Subject to the foregoing, each table indicates, at annual intervals, illustrative monthly variable annuity payments for each investment option which would have been received by an annuitant or other payee, assuming that an initial annuity payment of $100 was received in January of the first year indicated for the investment option. The form of annuity illustrated is a life annuity with payments guaranteed for 10 years. Because payments under this form are guaranteed for 10 years, it is assumed that the annuitant is living at the end of the 10 year period, and for each year shown after that. The table shows illustrative periodic annuity payments for an assumed interest rate ("AIR") of 3.5%, as well as an AIR of 5.0%. The 5.0% AIR is not available in all states.

     The results shown should not be considered a representation of the future. A program of the type illustrated in the tables does not assure a profit or protect against depreciation in declining markets.

     You should contact your John Hancock representative, or the John Hancock Annuity Servicing Office, for information about the assumed interest rates that are available for you to select.

                                GROWTH & INCOME

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January 1986.

                                                 Monthly       Monthly
                                                 Payment       Payment
Month                                          AIR of 3.5%   AIR of 5.0%
-----                                          -----------   -----------
December 1986................................  $    99.67    $     98.58
December 1987................................       98.82          96.34
December 1988................................      111.02         106.70
December 1989................................      133.03         126.06
December 1990................................      132.47         123.74
December 1991................................      155.85         143.52
December 1992................................      167.05         151.63
December 1993................................      181.17         162.11
December 1994................................      170.85         150.68
December 1995................................      218.14         189.70
December 1996................................      254.48         218.15
December 1997................................      309.31         261.42
December 1998................................      385.78         321.46
December 1999................................      426.60         350.44
December 2000................................      360.62         291.97

  The amounts shown are based on the investment performance of the Growth & Income fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                               LARGE CAP GROWTH

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January 1986.

                                                 Monthly       Monthly
                                                 Payment       Payment
Month                                          AIR of 3.5%   AIR of 5.0%
-----                                          -----------   -----------
December 1986................................  $   98.14     $    97.06
December 1987................................     100.50          97.98
December 1988................................     110.70         106.39
December 1989................................     136.56         129.41
December 1990................................     120.62         112.65
December 1991................................     141.84         130.60
December 1992................................     154.08         139.84
December 1993................................     168.83         151.05
December 1994................................     159.07         140.27
December 1995................................     199.95         173.86
December 1996................................     229.65         196.83
December 1997................................     283.54         239.60
December 1998................................     379.69         316.37
December 1999................................     452.47         371.70
December 2000................................     364.09         294.75

     The amounts shown above are based on the investment performance of the Large Cap Growth fund. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the tables.

                             SMALL/MID CAP GROWTH

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January 1994.

                                                  Monthly           Monthly
                                                  Payment           Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1994.................................  $   96.43        $    95.61
December 1995.................................     125.41            122.60
December 1996.................................     159.12            153.36
December 1997.................................     156.84            148.99
December 1998.................................     155.29            145.41
December 1999.................................     159.85            147.54
December 2000.................................     171.36            155.93

     The amounts shown are based on the investment performance of the Small/Mid Cap Growth fund. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the tables.

                          INTERNATIONAL EQUITY INDEX

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January 1988.

                                                  Monthly           Monthly
                                                  Payment           Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1988................................  $    102.23       $   101.36
December 1989................................       111.93           109.41
December 1990................................        97.20            93.64
December 1991................................       112.02           106.40
December 1992................................       108.00           101.09
December 1993................................       136.88           126.33
December 1994................................       123.40           112.25
December 1995................................       127.67           114.47
December 1996................................       133.35           117.84
December 1997................................       121.60           105.91
December 1998................................       140.11           120.31
December 1999................................       176.52           149.45
December 2000................................       138.87           115.86

  The amounts shown above are based on the investment performance of the International Equity Index fund. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the tables.

                              REAL ESTATE EQUITY

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity payment of $100 in January, 1988.

                                                  Monthly           Monthly
                                                  Payment           Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1988................................   $  101.82        $   100.96
December 1989................................      104.35            102.00
December 1990................................       76.98             74.14
December 1991................................       96.25             91.40
December 1992................................      107.48            100.61
December 1993................................      121.72            112.32
December 1994................................      119.65            108.83
December 1995................................      130.09            116.64
December 1996................................      165.42            146.23
December 1997................................      187.80            163.67
December 1998................................      147.58            126.74
December 1999................................      140.18            118.65
December 2000................................      182.81            152.57

     The amounts shown above are based on the investment performance of the Real Estate Equity fund. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the tables.

                                    MANAGED

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                  Monthly           Monthly
                                                  Payment           Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1986................................   $   103.40       $  102.27
December 1987................................       106.94          104.27
December 1988................................       114.49          110.05
December 1989................................       130.57          123.73
December 1990................................       121.07          113.08
December 1991................................       139.59          128.54
December 1992................................       146.81          133.25
December 1993................................       157.68          141.08
December 1994................................       146.97          129.61
December 1995................................       178.31          155.04
December 1996................................       191.67          164.26
December 1997................................       215.18          181.80
December 1998................................       248.78          207.22
December 1999................................       259.95          213.44
December 2000................................       250.78          202.96

  The amounts shown above are based on the investment performance of the Managed fund. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the tables.

                                SHORT-TERM BOND

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1994.

                                                  Monthly          Monthly
                                                  Payment          Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1994................................   $      97.88     $     97.05
December 1995................................         104.41          102.05
December 1996................................         104.03          100.21
December 1997................................         105.63          100.30
December 1998................................         107.20          100.34
December 1999................................         105.84           97.65
December 2000................................         109.32           99.43

  The amounts shown above are based on the investment performance of the Short-Term Bond fund. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the tables.

                                  ACTIVE BOND

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January 1986.

                                                  Monthly          Monthly
                                                  Payment          Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1986................................   $   103.10       $   101.99
December 1987................................       100.96            98.43
December 1988................................       104.43           100.37
December 1989................................       112.13           106.24
December 1990................................       114.99           107.40
December 1991................................       127.58           117.47
December 1992................................       131.68           119.50
December 1993................................       139.96           125.21
December 1994................................       129.85           114.50
December 1995................................       147.54           128.26
December 1996................................       147.65           126.50
December 1997................................       154.12           130.17
December 1998................................       159.60           132.87
December 1999................................       151.31           124.16
December 2000................................       159.15           128.74

  The amounts shown above are based on the investment performance of the Active Bond fund and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. Set text preceding these tables.

                                 MONEY MARKET

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                  Monthly          Monthly
                                                  Payment          Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1986................................   $   101.37       $   100.27
December 1987................................       103.62           101.04
December 1988................................       106.80           102.65
December 1989................................       111.86           105.98
December 1990................................       116.03           108.39
December 1991................................       117.87           108.52
December 1992................................       117.05           106.21
December 1993................................       115.57           103.37
December 1994................................       115.23           101.59
December 1995................................       116.79           101.50
December 1996................................       117.86           100.95
December 1997................................       119.08           100.54
December 1998................................       120.30           100.12
December 1999................................       121.08            99.33
December 2000................................       123.29            99.70

     The amounts shown are based on the investment performance of the Money Market fund and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                                  BOND INDEX

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1998.

                                                  Monthly          Monthly
                                                  Payment          Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1998................................   $  103.60        $  102.73
December 1999................................       96.97            94.77
December 2000................................      103.55            99.77

     The amounts shown are based on the investment performance of the Bond Index fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                            EMERGING MARKETS EQUITY

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1998.

                                                  Monthly           Monthly
                                                  Payment           Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1998................................   $    80.99       $    8O.27
December 1999................................       139.50           136.38
December 2000................................        80.69            77.70

     The amounts shown are based on the investment performance of the Emerging Markets Equity fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                                 EQUITY INDEX

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1990.

                                                  Monthly           Monthly
                                                  Payment           Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1996................................   $   110.45       $   109.54
December 1997................................       138.37           135.29
December 1998................................       170.79           164.01
December 1999................................       197.18           187.40
December 2000................................       173.96           162.95

     The amounts shown are based on the investment performance of the Equity Index fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                                GLOBAL BALANCED

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1996.

                                                  Monthly          Monthly
                                                  Payment          Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1996................................   $   104.11       $  103.24
December 1997................................       102.96          100.64
December 1998................................       115.50          111.30
December 1999................................       116.57          110.72
December 2000................................       101.44           94.96

     The amounts shown are based on the investment performance of the Global Balanced fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                                  GLOBAL BOND

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1996.

                                                  Monthly           Monthly
                                                  Payment           Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1996................................   $   104.25       $  103.38
December 1997................................       108.43          105.99
December 1998................................       113.55          109.41
December 1999................................       106.52          101.16
December 2000................................       113.13          105.92

     The amounts shown are based on the investment performance of the Global Bond fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                                HIGH YIELD BOND

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1998.

                                                  Monthly           Monthly
                                                  Payment           Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1998................................   $    94.76       $    93.94
December 1999................................        95.47            93.30
December 2000................................        81.33            78.33

     The amounts shown are based on the investment performance of the High
Yield Bond fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                          INTERNATIONAL OPPORTUNITIES

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                  Monthly           Monthly
                                                  Payment           Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1996................................   $   103.69       $   102.82
December 1997................................       102.36           100.05
December 1998................................       112.74           108.63
December 1999................................       145.02           137.77
December 2000................................       115.34           107.99

     The amounts shown are based on the investment performance of the International Opportunities fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                                LARGE CAP VALUE

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                  Monthly          Monthly
                                                  Payment          Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1996................................   $   109.96       $  109.05
December 1997................................       133.64          130.67
December 1998................................       139.69          134.63
December 1999................................       137.78          130.89
December 2000................................       151.66          142.04

     The amounts shown are based on the investment performance of the Large Cap Value fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                                LARGE/MID CAP VALUE

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1999.

                                                  Monthly           Monthly
                                                  Payment           Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1999................................   $   102.80       $  102.30
December 2000................................       113.71          111.57

     The amounts shown are based on the investment performance of the Large/Mid Cap Value fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                                MID CAP GROWTH

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                  Monthly          Monthly
                                                  Payment          Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1996................................   $    96.94       $    96.12
December 1997................................       108.68           106.24
December 1998................................       140.61           135.52
December 1999................................       303.32           288.41
December 2000................................       192.11           179.95

     The amounts shown are based on the investment performance of the Mid Cap Growth fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                               SMALL CAP EQUITY

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                  Monthly          Monthly
                                                  Payment          Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1996................................   $   104.68       $   103.81
December 1997................................       125.77           122.96
December 1998................................       111.49           107.42
December 1999................................       104.31            99.06
December 2000................................        93.46            87.48

     The amounts shown are based on the investment performance of the Small Cap Equity fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                               SMALL CAP GROWTH

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                  Monthly          Monthly
                                                  Payment          Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1996................................   $    90.85       $   90.07
December 1997................................        98.27           96.04
December 1998................................       107.58          103.64
December 1999................................       176.24          167.46
December 2000................................       138.87          130.02

     The amounts shown are based on the investment performance of the Small Cap Growth fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                                  SMALL/MID CAP CORE

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                  Monthly          Monthly
                                                  Payment          Payment
Month                                           AIR of 3.5%      AIR of 5.0%
-----                                           -----------      -----------
December 1998................................   $    89.72       $   88.94
December 1999................................       105.13          102.75
December 2000................................       108.56          104.60

     The amounts shown are based on the investment performance of the Small/Mid Core fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                      Statement of Additional Information

                          Draft dated [________], 2001

                    SIGNATURE IMMEDIATE VARIABLE ANNUITY I

                     immediate variable annuity contracts
                                   funded in

                      John Hancock Life Insurance Company
                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                                  ___________

     This statement of additional information ("SAI"), dated XXX YY, 2001 is not a prospectus. It is intended that this SAI be read in conjunction with the prospectus of John Hancock Variable Annuity Account U (the "Account") dated XXX YY, 2001, for the contracts being offered. Terms used in this SAI that are not otherwise defined herein have the same meanings given to them in the prospectus, unless the context requires otherwise. A copy of the prospectus may be obtained from the John Hancock Annuity Servicing Office, 529 Main Street (X-4), Charlestown, Massachusetts 02129, telephone number 1-800-732-5543.

                               TABLE OF CONTENTS

                                  ___________

                                                                                       Page
                                                                                       ----
          Distribution....................................................              2
          Calculation of Performance Data.................................              2
          Other Performance Information...................................              2
          Calculation of Annuity Payments.................................              3
          Purchases and Redemptions of Fund Shares........................              7
          The Account.....................................................              7
          Delay of Certain Payments.......................................              8
          Liability for Telephone Transfers...............................              8
          Voting Privileges...............................................              8
          Financial Statements [to be included by pre-effective
           amendment].....................................................             10

DISTRIBUTION

         The distribution of the contracts through Signator Investors, Inc. ("Signator") is continuous. Pursuant to a marketing and distribution agreement between John Hancock and Signator, the amounts we paid under that agreement for marketing and distributing our variable contracts were as follows:

                        Year          Amount Paid to Signator
                        ----          ------------------------
                        2000               $ 29,888,062
                        1999               S 16,109,205
                        1998               $ 20,106,869

          No amounts were paid to Signator for marketing and distributing Signature Immediate Variable Annuity I contracts during the period shown above because the contracts were not then available.

 CALCULATION OF PERFORMANCE DATA

      The Account may, from time to time, include in advertisements, sales literature and reports to owners or prospective investors information relating to the performance of its investment options. The performance information that may be presented is not an estimate or a guarantee of future investment performance, and does not represent the actual experience of amounts invested by a particular owner. We describe the methods used in calculating performance for the investment options in the "Calculation of Annuity Payments section, below.

      The performance information shown in our advertisements and sales literature will include periods before the contracts were first made available in 2001. In such cases, we calculate contract performance based on the actual investment performance of the underlying fund (or its predecessor), and the "assumed interest rate" factor(s) and Account-level charges of a hypothetical contract.

OTHER PERFORMANCE INFORMATION

      You can compare performance information at the Account level to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, Inc., an independent service that monitors and ranks the performance of investment companies, or tracked by other rating services, companies, publications, or persons who independently monitor and rank investment company performance. Such performance figures are calculated in accordance with standardized methods established by each reporting service.

      These services do not generally include information about the impact of an "assumed interest rate" factor on the amount of each variable annuity payment. The amount of a variable annuity payment increases only if performance exceeds the chosen assumed interest rate. The amount of a variable annuity payment may also decrease if actual performance does not achieve the chosen assumed interest rate.

CALCULATION OF ANNUITY PAYMENTS

Determination of initial annuity units

We use four steps to compute the initial number of annuity units for your annuity contract:

STEP ONE: We determine the amount of premium that we will apply to each investment option based on the investment allocation elected by you on the application for your contract. We call this the "allocated premium" for an investment option. We make this determination as of the date of issue of your contract, which will be the later of (a) the date of approval by John Hancock of the application for the contract and (b) the date of receipt of your premium payment at the John Hancock Annuity Servicing Office.

STEP TWO: For each elected investment option, we then divide:

                      --------------------------------------
                         the allocated premium (minus
                            any premium tax charge)

                                      by

                                    $1,000
                      --------------------------------------

STEP THREE: We multiply the result from STEP TWO by:

                      --------------------------------------
                         the applicable annuity purchase
                         rate set forth in the contract and
                                  reflecting

                       . the age and, possibly,
                         sex of the payee and

                       . the assumed interest
                         rate (discussed below)
                      --------------------------------------

     The amount computed is the "tentative initial monthly variable annuity payment" for an investment option. The amount of the tentative initial monthly payment for an investment option is based on the assumption that the actual net investment rate used in calculating the "net investment factor" (described below) for that investment option will be equal on an annual basis to the assumed interest rate. We would pay you this amount, plus the "tentative initial monthly variable annuity payment" for each of your other elected investment options, if the first "pricing date" (this term is described in the prospectus) for your initial annuity payment coincides with the date of issue of your contract. The actual amount of your first annuity payment is likely to be different than the "tentative initial monthly variable annuity payment." This is because of changes in the value of an annuity unit from the contract's date of issue to the contract's initial "pricing date."

STEP FOUR: We calculate the number of annuity units that we will use to determine your variable annuity payments for each elected investment option by dividing:

                     -----------------------------------
                         the amount of the "tentative
                       initial monthly variable annuity
                         payment" for that investment
                                    option

                                      by

                        the annuity unit value of that
                         investment option as of your
                           contract's date of issue
                     -----------------------------------

        Hypothetical example of initial annuity unit calculation

Assume that:

 .    you are a male age 65

 .    you purchase a contract for monthly annuity payments under the life income/no refund annuity option based on a 3.5% assumed interest rate.

 .    you chose an initial allocation of 60% to an equity index fund and 40% to a global balanced fund,

 .    you pay a premium of $100,000 for your contract and you live in a state where no premium taxes are due,

 .    the applicable annuity purchase rate is $5.84 per $l,000 of premium
     (purchase rates will differ based on age, sex, assumed interest rate, annuity option elected and the selected frequency of annuity payments),

 .    on the effective date of your contract, the unit value for the elected equity index investment option is $12.00 and the unit value for the elected global balanced investment option is $10.00.

      Under STEP ONE, the allocated premium for the equity index investment option is $60,000 (60% of $100,000) and the allocated premium for the global balanced investment option is $40,000 (40% of $100,000).

      Under STEP TWO, we calculate 60 units of $1,000 each for the equity index investment option ($60,000/$1,000) and 40 units of $1,000 each for the global balanced investment option ($40,000/$1,000).

      Under STEP THREE, we calculate a tentative initial monthly variable annuity payment for the equity index investment option of $350.40 (60 x $5.84) and a tentative initial monthly variable annuity payment for the global balanced investment option of $233.60 (40 x $5.84).

      Under STEP FOUR, we determine that your monthly annuity payment will be composed of 29.20 annuity units of the equity index investment option ($350.40/$12.00)and 23.36 annuity units of the global balanced investment option ($233.60/$10.00).

        Mortality table

      We use the Annuity 2000 Basic (unloaded) Table for males and females, with full generational mortality improvement projection factors as found in Annuity Improvement Scale G, as a basis for calculating annuity purchase rates. The rates we calculate differ by gender, which results in a lower annuity payment (5% to 15%) from a female's viewpoint than would otherwise be the case.


      In the next section, we discuss how the number of annuity units changes upon a transfer of investment options. We discuss how the value of an annuity unit changes in the section entitled "Calculation of annuity unit values."

Determination of Annuity Units Upon Change of Investment Options

     As stated on page 13 in the prospectus, and subject to the conditions described in the prospectus, you may change your investment options up to 4 times a year. If you do, we will redetermine the number of annuity units that we will use to calculate the amount of each variable annuity payment following the transfer.

     Here is how we redetermine the number of units:

TRANSFER STEP ONE: We calculate how many annuiry units you request to transfer from each of your existing investment options We base our calculation on the then current number of annuity units for each affected investment option that we use to determine a single annuity payment.

TRANSFER STEP TWO: We calculate the current value of the annuity units for each existing investment option that a you request to transfer. Under our current procedures, we generally base this calculation on the applicable annuity unit value as of the close of business on the business day following our receipt of your request, in proper form, at the John Hancock Annuity Servicing Office.

TRANSFER STEP THREE: We allocate the amounts determined under TRANSFER STEP TWO to each of the new (or existing) investment options that you specify in your transfer request.

TRANSFER STEP FOUR: We divide each allocated amount determined under TRANSFER STEP THREE by the current annuiry unit value of the applicable new (or existing) investment option that you specify in your transfer request. Under our current procedures, we generally base this calculation on the applicable annuity unit value as of the close of business on the business day following our receipt of your request, in proper form, at the John Hancock Annuity Servicing Office.

          Hypothetical example of redetermination of annuity units

Assume that:

 .    your annuity contract is currently in force, and you receive monthly variable annuity payments that are each based on 29.20 annuity units of the equity index investment option and 23.36 annuity units of the global balanced investment option,

 .    you request to transfer 100% of the equity index investment option to a small cap value investment option, and 50% of the global balanced investment option to a large cap growth investment option, and

 .    we receive your request on a Monday and the annuity unit values for the applicable investment options as of the close of business on the next business day (Tuesday) are; $10.00 for the equity index investment option, $12.00 for the global balanced investment option, $15.00 for the small cap value investment option, and $20.00 for large cap value investment option.

     Under TRANSFER STEP ONE, you would transfer 29.20 annuity units of the equity index investment option (100%/of 29.20) and 16.68 annuity units of the global balanced investment option (50% of 23.36).

     Under TRANSFER STEP TWO, we calculate a transfer of $292 from the equity index investment option (29.20 x $10.00) and $200.16 from the global balanced investment option (16.68 x $12.00). The $292 would be allocated under TRANSFER STEP THREE to the small cap value investment option and the $200.16 would be allocated to the large cap growth investment option.

     Under TRANSFER STEP FOUR, we will base your next annuity payment and each payment thereafter (unless you make another transfer) on 19.4667 annuity units of the small cap value investment option ($292/$15.00), 10.008 annuity units of the large cap growth investment option ($200.16/$20.00) and the remaining 16.68 annuity units of the global balanced investment option.

The actual amount of the annuity payment made to you after a transfer is likely to be different from the amount calculated under TRANSFER STEP TWO. This is due to daily changes in the value of annuity unit from the transfer date to the contract's next pricing date.

Calculation of annuity unit values

     The value of the an annuity unit varies from day to day, depending on the investment performance of the investment option to which it relates, the deductions made against the investment option, and the applicable assumed interest rate. Thus, annuity payments will vary in amount from payment date to payment date, based on the change in annuity unit value ("AUV")between the corresponding pricing dates.

     Method of calculation

     We calculate annuity unit value separately for each investment option and for each assumed interest rate as of the close of each business day. Here are the steps we follow:

AUV STEP ONE: We determine a "net investment rate" for the investment option for the period beginning at the end of the previous business day to the end of the current business day.

AUV STEP TWO: We determine an "assumed interest rate adjustment factor" for the period from the end of the previous business day to the end of the current business day. If your contact has an assumed interest rate of 3 1/2% per year, the assumed interest rate adjustment factor is the product of .00009426 times the number of calendar days in the period. Similarly, if your contract has an assumed interest race of 5.0% per year, the assumed interest rate adjustment factor is the product of .00013368 times the number of calender days in the period.

AUV STEP THREE: We multiply the annuity unit value at the end of the previous business day by the total of:

 .    one

 .    plus or minus the applicable "net investment rate" determined under AUV
     STEP ONE

 .    minus the "assumed interest rate adjustment factor" determined under AUV
     STEP TWO.

          Net investment rate

     For any period, the net investment rate for an investment option equals

 .    the percentage total investment return of the corresponding fund for that period, assuming reinvestment of all dividends and other distributions from the fund (we determine the percentage by dividing the change in value of the investment option at the end of the period by the value of the option at the beginning of the period).

 .    minus, for each calendar day in the period, a deduction of 0.002329% (the charges for mortality and expense risks and administrative services) of the value of the investment option at the beginning of the period, and

 .    minus a further adjustment in an appropriate amount if we ever elect to impose a charge for our income taxes.

          Assumed interest rate factor

     The "assumed interest rate adjustment factor" neutralizes the assumed interest rate that we used in determining your initial annuity purchase rates. This means that an annuity payment based on a particular investment option will increase only by the amount that the actual investment rate exceeds the assumed interest rate. If the actual net investment rate for an investment option is greater than the assumed interest rate for the period from one pricing date to another, the annuity payment based on the latter pricing date will be larger in amount than the annuity payment for that investment option based on the former pricing date. On the other hand, if the actual net investment rate for an investment option is less than the assumed interest rate, the latter annuity payment will be smaller in amount than the former.

          Adjustment of units and values

     We reserve the right to change the number and value of the annuity units we use to determine annuity payments, without notice, provided that strict equity is preserved and the change does not otherwise affect the benefits, provisions, or investment return of your contract.

          Hypothetical example illustrating the calculation of annuity unit values

     Assume that:

 .    at the end of a business day (Monday), the annuity unit value of an investment option, based on a 3.5% assumed interest rate, is $1.0850000,

 .    at the beginning of the next business day (Tuesday), the value of the fund shares we hold for that investment option is $4,000,000,

 .    investment income attributable to the fund shares for that Tuesday totaled
     $2000, while capital gains were $3000 and capital losses and fund expenses were $1000, and

 .    we are not imposing any tax charge.


     Under AUV STEP ONE, we (or the fund) calculate the change in value of the fund shares we hold ($2000 + $3000 - $1000) and divide it by the value of the fund shares at the end of the previous period ($4,000,000) to determine a percentage total return of the fund shares of 0.001. We next deduct 0.00002329 (the charge for mortality and expense risks and administrative services for a one day period) from the percentage total return of the fund to determine a "net investment rate" for the investment option of 0.0009767.

     Under AUV STEP TWO, we calculate an "assumed interest rate adjustment factor" for the period from the end of the previous business day to the end of the current business day of .00009426.

     Under AUV STEP THREE, we multiply $1.0850000 (the annuity unit value at the end of Monday) by the sum of (1 + .0009767 - .00009426) to determine a new annuity unit value of $1.0859529.

PURCHASES AND REDEMPTIONS OF FUND SHARES

          John Hancock purchases and redeems fund shares for the Account at their net asset value without any sales or redemption charges. Each available fund issues its own separate series of fund shares. Each such series represents an interest in one of the funds of the Series Fund, which corresponds to one of our investment options. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

          On each business day, the account purchases and redeems shares of each fund for each investment option based on, among other things, the amount of premium payments allocated to that option, dividends reinvested, and transfers to, from and among investment options, all to be effected as of that date. Such purchases and redemptions are effective at the net asset value per Series Fund share for each fund determined on that same date.

THE ACCOUNT

          In addition to the assets attributable to contracts, the Account includes assets derived from charges made by and, possibly, funds contributed by John Hancock to commence operations of the investment option. From time to time these additional amounts may be transferred in cash by us to our general account. Before any such transfer, we will consider any possible adverse impact transfer might have on any investment option. The assets of one investment option are not necessarily legally insulated from liabilities associated with another investment option.

DELAY OF CERTAIN PAYMENTS

          Ordinarily, we will make an annuity payment within two business days of the corresponding pricing date. However, we reserve the right to defer the determination, processing or payment of any payment to the extent permitted under applicable law:

(1) when the New York Stock Exchange is closed, other than customary weekend and holiday closings;

(2)  when trading on that Exchange is restricted;

(3) when an emergency exists as a result of which (a) disposal of securities in an investment option is not reasonably practicable or (b) it is not reasonably practicable to determine the value of the net assets of an investment option; or

(4) when a governmental body having jurisdiction over the Account by order permits such suspension.

Rules and regulations of the SEC, if any are applicable, will govern as to whether conditions in (2) or (3) exist.

LIABILITY FOR TELEPHONE TRANSFERS

          If you authorize telephone transfers, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or fax instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include

 .    requiring personal identification,

 .    tape recording calls, and

 .    providing written confirmation to the owner.

If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

VOTING PRIVILEGES

     Here's the formula we use to determine the number of fund shares as to which you may give instrutions:

                     -------------------------------------
                           the total value of your
                         accumulation units value in a
                          variable investment option

                                  divided by

                      the net asset value of 1 share of
                            the corresponding fund
                     -------------------------------------

     At a shareholders' meeting, you may give instructions regarding:

 .    the election of a Board of Trustees,

 .    the ratification of the selection of independent auditors,

 .    the approval of a Series Fund's investment management agreements,

 .    and other matters requiring a vote under the 1940 Act.

     The annuitant or other payee will also be entitled to give voting instructions with respect to the fund shares corresponding to any variable investment option under which variable annuity payments are then being made. We determine the number of fund shares for which the payee can give instructions by dividing the actuarially determined present value of the payee's annuity units that correspond to that fund by the net asset value of one share of that fund.

     We will furnish you information and forms so that you may give voting instructions.

     We may own fund shares that we do not hold in any separate account whose participants are entitled to give voting instructions. We will vote such shares in proportion to the instructions we receive from all variable annuity contract and variable life insurance policy owners who give us instructions for that fund's shares (including owners who participate in separate accounts other than the Account).

     We have designed your voting privileges based upon our understanding of the requirements of the federal securities laws. If the applicable laws, regulations, or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements.

        Financial Statements to be included by pre-effective amendment.

                           PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

  (a) Financial Statements

  1. Condensed Financial Information (Part A), to be filed by pre-effective amendment.

  2. Statement of Assets and Liabilities, John Hancock Variable Annuity Account U. (Part B), to be filed by pre-effective amendment.

  3. Statement of Operations, John Hancock Variable Annuity Account U. (Part B), to be filed by pre-effective amendment.

  4. Statement of Changes in Net Assets, John Hancock Variable Annuity U. (Part B), to be filed by pre-effective amendment.

  5. Notes to Financial Statements, John Hancock Variable Annuity Account U. (Part B), to be filed by pre-effective amendment.

  6. Statements of Financial Position, John Hancock Life Insurance Company. (Part B), to be filed by pre-effective amendment.

  7. Summary of Operations and Changes in Policyholder's Contingency Reserves, John Hancock Life Insurance Company. (Part B), to be filed by pre-effective amendment.

  8. Statement of Cash Flows, John Hancock Life Insurance Company. (Part B), to be filed by pre-effective amendment.

  9. Notes to Financial Statements, John Hancock Life Insurance Company. (Part B), to be filed by pre-effective amendment.

  (b) Exhibits:

  1. John Hancock Board Resolution establishing the Continuing Separate Ac-count, dated January 14, 1985 is incorporated by reference to Post-Effective Amendment No. 5 to File No. 33-34813, filed April 26, 1995.

  2.     Not Applicable.

  3.(a) Form of Distribution and Servicing Agreement by and among Signator Investors, Inc. (formerly known as "John Hancock Distributors, Inc."), John Hancock Life Insurance Company (formerly known as "John Hancock Mutual Life Insurance Company"), and John Hancock Variable Life Insurance Company, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement for John Hancock Variable Life Account S (File No. 333-15075) filed April 23, 1997.

  3.(b) Specimen Variable Contracts Selling Agreement between Signator Investors, Inc., and selling broker-dealers, incorporated by reference to Post-Effective Amendment Number 5 to File 333-16949, filed on form N-4 on November 17, 2000.

  4.     Form of periodic payment immediate annuity contract, filed herewith.

  5.     Form of annuity contract application, filed herewith.

  6. Restated Articles of Organization and Restated and Amendment of By-Laws are incorporated by reference from Form S-6 to Post-Effective Amendment No. 10 to File 333-76662, filed on March 7, 2001.

  7.     Not Applicable.

  8.     Not Applicable.

  9. Opinion and Consent of Counsel as to legality of interests being of-fered, to be filed by pre-effective amendment.

  10.(a) Consent of Independent Auditor, to be filed by pre-effective amendment.

  11.    Not Applicable

  12.    Not Applicable.

  13.    Not Applicable.

  14. Diagram of Subsidiaries of John Hancock Financial Services, Inc., John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company, are incorporated by reference from the annual report of John Hancock Financial Services, Inc. filed on Form 10-K (File No. 1-15670) on March 29, 2001.

  15. Powers of Attorney for David F. D'Alessandro, Foster L. Aborn, Samuel W. Bodman, I. MacAllister Booth, Wayne A. Budd, John M. Gifford, Michael C. Hawley, Edward H. Linde, Judith A. McHale, R. Robert Popeo, Richard F. Syron and Robert J. Tarr are incorporated by reference to File No. 333-45862, Pre-Effective Amendment No. 1, filed on December 27, 2000.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

DIRECTORS

NAME                        POSITION WITH DEPOSITOR
----                        -----------------------

David F. D'Alessandro...... Chairman, President, and Chief Executive Officer
Samuel W. Bodman........... Director
Nelson S. Gifford.......... Director
Richard F. Syron........... Director
Edward H. Linde...........  Director
John M. Connors, Jr........ Director
Michael C. Hawley.......... Director
I. MacAllister Booth....... Director
Wayne A. Budd.............. Director, Executive Vice President and General
                            Counsel
Robert J. Tarr, Jr......... Director
Robert E. Fast............. Chairman, Director
Foster L. Aborn............ Director
Kathleen F. Feldstein...... Director
Judith A. McHale........... Director
R. Robert Popeo............ Director
John M. DeCiccio........... Director, Executive Vice President, and Chief
                            Investment Officer

EXECUTIVE OFFICERS OTHER THAN DIRECTORS
Thomas E. Moloney.......... Chief Financial Officer
Derek Chilvers............. Chairman and Chief Executive Officer of John Hancock
                            International Holdings, Inc.
Kathleen M. Graveline...... Executive Vice President-Retail
Barry J. Rubenstein........ Vice President, Counsel and Secretary
Robert F. Walters.......... Executive Vice President and Chief Information
                            Officer

All of the above-named officers and directors can be contacted at the follow-ing business address: John Hancock Life Insurance Company, John Hancock Place, P.O. Box 111, Boston, MA 02117.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

  Registrant is a separate account of JHLICO, operated as a unit investment trust. Registrant supports benefits payable under JHLICO's variable annuity contracts by investing assets allocated to various investment options in shares of John Hancock Variable Series Trust I, (the "Trust"), which is a "series" type of mutual fund registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. The Registrant and other separate accounts of John Hancock and JHLICO own controlling interests of the Trust's outstanding shares. The purchasers of variable annuity and variable life insurance contracts, in connection with which the Trust is used, will have the opportunity to instruct John Hancock and JHLICO with respect to the voting of the shares of the Series Fund held by Registrant as to certain matters. Subject to the voting instructions, JHLICO directly controls Registrant.

  Diagram of Subsidiaries of John Hancock Financial Services, Inc., John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company, are incorporated by reference from the annual report of John Hancock Financial Services, Inc. filed on Form 10-K (File No. 1-15670) on March 29, 2001.

ITEM 27. NUMBER OF CONTRACT OWNERS

  As of May 31, 2001, the number of Contract Owners of variable annuity contracts offered by the Account was 66,485.

ITEM 28. INDEMNIFICATION

  Article 8 of the By-Laws of John Hancock provides indemnification to each present and former director, officer, and employee of John Hancock against litigation expenses and liabilities incurred while acting as such, subject to limitations of law, including under the Act. No indemnification shall be paid if a director or officer is finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of John Hancock. John Hancock may pay expenses incurred in defending an action or claim in advance of its final disposition, but only upon receipt of an under-taking by the person indemnified to repay such amounts if he or she should be determined not be entitled to indemnification.

  Reference is made to Article VI of the ByLaws of the Fund, filed as Exhibit 2 to Post Effective Amendment No. 2 to the Fund's Registration Statement (File No. 33-2081) dated April 12, 1988, which provides that the Fund shall indemni-fy or advance any expenses to the trustees, shareholders, officers, or employ-ees of the Fund to the extent set forth in the Declaration of Trust.

  Sections 6.3 through 6.17 of the Declaration of Trust, included as Exhibit 1 to the Fund's Post Effective Amendment No. 2, relate to the indemnification of trustees, shareholders, officers, and employees. It is provided that the Fund shall indemnify any trustee made a party to any proceeding by reason of serv-ice in that capacity if the trustee (a) acted in good faith and (b) reasonably believed, (1) in the case of conduct in the trustee's official capacity with the Fund, that the conduct was in the best interest of the Fund and (2) in all other cases, that the conduct was at least not opposed to the best interests of the Fund, and (c) in the case of any criminal proceeding, the Fund shall indemnify the trustee if the trustee acted in good faith and had no reasonable cause to believe that the conduct was unlawful. Indemnification may not be made by the Fund unless authorized in each case by a determination by the Board of Trustees or by special legal counsel or by the shareholders. Neither indemnification nor advancement of expenses may be made if the trustee or of-ficer has incurred liability by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties involved in the conduct of his office ("Disabling Conduct"). The means for determining whether indemnifi-cation shall be made shall be (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indem-nified was not liable by reason of Disabling Conduct or (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that such person was not liable by reason of Disabling Conduct. Such latter determination may be made either (a) by the vote of a majority of a quorum of Trustees of the Fund who are neither "interested" persons of the Fund (as de-fined in the Act) nor parties to the proceeding or (b) by an independent legal counsel in a written opinion. The advancement of legal expenses may not occur unless the trustee or officer agrees to repay the advance (unless it is ulti-mately determined that he is entitled to indemnification) and at least one of three conditions is satisfied: (1) he provides security for his agreement to repay, (2) the Fund is insured against loss by reason of lawful advances, or
(3) a majority of a quorum of the Trustees of the Fund who are not interested persons and are not parties to the proceedings, or independent counsel in a written opinion, determine that there is reason to believe that the trustee or officer will be found entitled to indemnification.

  Similar types of provisions dealing with the indemnification of the Fund's officers and trustee are hereby incorporated by reference from documents pre-viously filed with the Commission, specifically, Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 5.f. to Post-Effective Amendment No. 4 to the Registration Statement of the Fund (File No. 33-2081) dated April, 1989), Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life In-surance Company (Exhibit 5.a. to the Registration Statement (File No. 33-2081) dated December 11, 1985), Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life

Insurance Company (Exhibit 5.g. to Post-Effective Amendment No. 9 to the Reg-istration Statement (File 33-2081) dated March 2, 1994), Section 14 of the Investment Management Agreement By and Between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 5.k. to Post-Effective Amendment No. 13 to the Fund's Registration Statement (File No. 33-
2081) dated April 30, 1996), Section 14 of the Investment Management Agreement By and Between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 5.v. to Post-Effective Amendment No. 19 to the Fund's Registration Statement (File No. 3-2081) dated April 1998, Section 7 of the Underwriting and Administrative Services Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 6 to Post-Effective Amendment No. 4 to the Registration Statement of the Fund (File No. 33-2081) dated April, 1989), Section 15 of the Transfer Agency Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 9 to Pre-Effective Amendment No. 1 to the Registration Statement of the Fund (File No. 33-2081) dated March 13, 1986), and
Section 6 of the Underwriting and Indemnity Agreement By and Among John Hancock Series Trust, John Hancock Distributors, Inc., and John Hancock Mutual Life Insurance Company (Exhibit 6.b. to Post-Effective Amendment No. 14 to Form N-1A Registration Statement of the Fund (File No. 33-2081) filed February 28,
1997).

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Regis-trant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnifi-cation against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

  (a) Signator Investors, Inc. is the principal underwriter for the Fund, John Hancock Variable Annuity Accounts I, JF, U, V and H, John Hancock Variable Life Accounts S, U, and V, and John Hancock Mutual Variable Life Insurance Account UV.

  (b) Reference is made to the response to Item 25, above.

  (c) The information under "Distribution Agreement and Other Services--Dis-tribution Agreement" in the statement of additional information forming a part of this registration statement is incorporated herein by refer-ence.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

  The following entities prepare, maintain, and preserve the records required by
Section 31(a) of the Act for the Registrant and the Fund (as indicated below through written agreements between the parties to the effect that such services will be provided to the Registrant and/or the Fund for such periods prescribed by the Rules and Regulations of the Commission under the Act and such records will be surrendered promptly on request:

  Signator Investors, Inc., John Hancock Place, Boston, Massachusetts, 02117, serves as Registrant's distributor and principal underwriter, and in such capacities, keeps records regarding shareholders account records and cancelled stock certificates. John Hancock (at the same address), in its capacity as Registrant's depositor, investment adviser, and transfer agent, keeps all other records required by Section 31(a) of the Act.

ITEM 31. MANAGEMENT SERVICES

    Not applicable.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

  (a) Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable an-nuity Contracts may be accepted.

  (b) Registrant hereby undertakes to include as part of any application to purchase a Contract offered by the prospectus a space that an applicant can check to request a Statement of Additional Information.

  (c) Registrant hereby undertakes to deliver any Statement of Additional In-formation and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

  (d) Registrant represents that, in connection with the sale of the Con-tracts offered pursuant to this registration statement, it has complied with the conditions of the SEC no-action letter regarding the purchase of variable annuity contracts under retirement plans meeting the re-quirements of Section 403(b) of the Internal Revenue Code (American Council of Life Insurance (pub. avail. Nov. 28, 1988)). Specifically, Registrant has (1) included appropriate disclosure regarding the re-demption restrictions imposed by Section 403(b)(11) in the prospectus;
      (b) included appropriate disclosure regarding the redemption restric-tions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the Contracts; (3) instructed sales repre-sentatives specifically to bring the redemption restrictions imposed by
      Section 403(b)(11) to the attention of potential plan participants; and
      (4) obtained from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (a) the re-strictions on redemptions imposed by Section 403(b)(11) and (b) the in-vestment alternatives available under the employer's Section 403(b) ar-rangement to which the participant may elect to transfer his contract value.

  (e) John Hancock Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the John Hancock Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, and attested, all in the City of Boston and Commonwealth of Massachusetts on the 19th day of June, 2001.

                              On behalf of the Registrant
                              JOHN HANCOCK LIFE
                              INSURANCE COMPANY
                               (Depositor)



                         By              /s/ DAVID F. D'ALESSANDRO
                                         -------------------------
                                         David F. D'Alessandro
                                         Chairman, President, and Chief
                                         Executive Officer




Attest:  /s/ RONALD J. BOCAGE
         ----------------------
           Vice President and Counsel

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with John Hancock Life Insurance Company and on the dates indicated.

SIGNATURE                   TITLE                              DATE
---------                   -----                              ----



/s/ THOMAS E. MOLONEY       Chief Financial Officer            June 19, 2001
---------------------       (Principal Financial Officer
Thomas E. Moloney           and Principal Accounting
                            Officer)




/s/ DAVID F. D'ALESSANDRO   Chairman, President, and           June 19, 2001
-------------------------   Chief Executive Officer
David F. D'Alessandro       (Principal Executive Officer)
for himself and as
Attorney-in-Fact




FOR: Foster L. Aborn        Director

     Nelson S. Gifford          Director
     John M. Connors, Jr.       Director
     Robert J. Tarr, Jr.        Director
     I. MacAllister Booth       Director
     Michael C. Hawley          Director
     Judith A. McHale           Director
     R. Robert Popeo            Director
     Robert E. Fast             Director
     Samuel W. Bodman           Director
     Kathleen Foley Feldstein   Director
     Richard F. Syron           Director
     Wayne A. Budd              Director
     Edward H. Linde            Director

                                LIST OF EXHIBITS

                                    FORM N-4

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

EXHIBITS

  4. Immediate annuity contract.

  5. Immediate annuity contract application.